UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

November 7, 2016

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Luxottica Group terminates the share buyback program

announced on May 24, 2016

Milan (Italy), November 7, 2016 — During the period from November 3, 2016 to November 7, 2016, Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX) acquired 70,589 shares on the Milan Stock Exchange’s Mercato Telematico Azionario (MTA) equal to 0.015% of the issued share capital. The shares were bought at an average price per share equal to Euro 46.6479 net of commissions, and for an aggregate amount of Euro 3,292,830.69.

The Group announces also today the conclusion of the share buyback program up to 4 million ordinary shares equal to 0.826% of the issued share capital, announced on May 24, 2016 in accordance with the resolution approved at the Company’s General Meeting of Stockholders on April 29, 2016. Since the resolution approval, the Company acquired to date a total of 5 million shares equal to 1.033% of the issued share capital.

***

Aggregate treasury share purchase transactions on the MTA on a daily basis are as follows:

Date	Number of ordinary shares purchased	Average price (Euro)	Aggregate amount (Euro)
11/03/2016	200	44.6200	8,924.00
11/04/2016	7,250	45.8376	332,322.60
11/07/2016	63,139	46.7474	2,951,584.09
Total	70,589	46.6479	3,292,830.69

As of today, considering the treasury shares held the Company owns 7,199,138 treasury shares equal to 1.487% of the share capital.

Related press releases: May 24, 2016.

Contacts

Alessandra Senici

Group Investor Relations and Corporate Communications Director

Tel.: +39 (02) 8633 4870

Email: InvestorRelations@luxottica.com

http://www.luxottica.com/en/investors/contacts

Luxottica Group S.p.A.

Luxottica is a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear. Its portfolio includes proprietary brands such as Ray-Ban, Oakley, Vogue Eyewear, Persol, Oliver Peoples and Alain Mikli, as well as licensed brands including Giorgio Armani, Burberry, Bulgari, Chanel, Coach, Dolce&Gabbana, Michael Kors, Prada, Ralph Lauren, Tiffany & Co. and Versace. The Group’s global wholesale distribution network covers more than 150 countries and is complemented by an extensive retail network of over 7,400 stores, with LensCrafters and Pearle Vision in North America, OPSM and LensCrafters in Asia-Pacific, GMO in Latin America and Sunglass Hut worldwide. In 2015, Luxottica posted net sales of approximately Euro 9 billion and approximately 79,000 employees. Additional information on the Group is available at www.luxottica.com.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: November 7, 2016		MICHAEL A. BOXER
Group General Counsel